EXHIBIT 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernandez, Chief Financial Officer	Kristine Walczak (investors, analysts, media)
011-525-55-629-8778	312-726-3600
(juan.fernandez@tmm.com.mx)	(kwalczak@dresnerco.com)

Brad Skinner	AT PROA STRUCTURA:
Senior Vice President, Investor Relations	Marco Provencio
011-525-55-629-8725	011-525-55-629-8708
203-247-2420	011-525-55-442-4948
(brad.skinner@tmm.com.mx)	(mp@proa.structura.com.mx)
Monica Azar
Manager, Investor Relations
011-525-55-629-8866, ext. 3421
(monica.azar@tmm.com.mx)

GRUPO TMM ANNOUNCES IT HAS LAUNCHED A CASH TENDER
OFFER TO PURCHASE UP TO $331,018,794 PRINCIPAL AMOUNT OF
OUTSTANDING SENIOR SECURED NOTES DUE 2007,
PLUS ACCRUED AND UNPAID INTEREST
(Mexico City, December 15, 2005) — Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; “TMM”), a Mexican multi-modal transportation and logistics company, today initiated a cash tender offer to purchase up to $331,018,794 aggregate principal amount of its outstanding Senior Secured Notes due 2007 in accordance with the 2007 Notes Indenture.
     TMM is making an offer to purchase up to $331,018,794 aggregate principal amount of the 2007 Notes in accordance with Section 5.18 of the Indenture with the net cash proceeds remaining from the recent sale of 18 million shares of Kansas City Southern Common Stock. The purchase price in the offer is 100% of the principal amount of the Notes, plus accrued and unpaid interest, up to but not including the date of settlement. The offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, January 13, 2006, unless extended. Noteholders may withdraw their tender from the offer at any time prior to the expiration date, unless extended. Specific details of the offer are fully described in the Company Notice and Offer to Purchase dated December 15, 2005.
     The Bank of New York is the paying agent for the offer. Requests for assistance or documentation should be directed to the paying agent at The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street—7 East, New York, New York 10286, Attention: Mr. William Buckley, Telephone: (212) 815-5788. Beneficial owners of the Notes may also contact their brokers, dealers, commercial banks, trust companies or other nominee through which they hold the Notes with questions and requests for assistance.
     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The cash tender offers are being made solely by the Company Notice and Offer to Purchase and the related Letters of Transmittal, which are being mailed to noteholders today. Additional copies of these documents and other offer materials may be obtained by contacting the paying agent.
Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.